

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Phillip Perillo, CFO
Life Quotes, Inc.
8205 S. Cass Avenue, Suite 102
Darien, IL 60561

> **Re:**   **Life Quotes, Inc.**
>   **Amended Schedule TO-I/13E-3 Filed on July 12, 2010**
>   **Amended Schedule 14D-9 Filed on July 12, 2010**
>   **File No. 005-56673**

Dear Mr. Perillo:

We have reviewed your response letter dated July 9, 2010, and the above-referenced filings, and have the following comments. Where prior comments are referenced, they refer to our letter dated July 1, 2010.

Schedule TO-I/13E-3

General

1.   We note that you have incorporated by reference from the Offer to Purchase, which is defined as the Offer to Purchase dated June 10, 2010, although certain disclosure responsive to the applicable item is not contained therein. It appears that you intended to incorporate by reference from the Offer to Purchase, as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010 and July 12, 2010. In addition, you have incorporated by reference from a Schedule 14D-9 filed on July 8, 2010, although no Schedule 14D-9 was filed on that date. It appears that you intended to incorporate by reference from the Schedule 14D-9 filed on July 12, 2010. Please revise.

Exhibit Index, page 5

2.   It is unclear why you have not listed as exhibits the amended Offer to Purchase included as an exhibit to the amended Schedule TO-T/13E-3 filed on June 28, 2010, and the amendments to the Offer to Purchase included in the amended Schedule TO-T filed on July 12, 2010. Please revise.

Schedule 14D-9

Background of the Offer, page 5

3.   We reissue prior comment 5. Although disclosure responsive to this comment appears to have been included in the amended Schedule TO-T filed on July 12, 2010, we are unable to locate responsive disclosure in your Schedule 14D-9. Please revise, or refer us to the location of the responsive disclosure in your Schedule 14D-9.

Summary of Financial Analysis Conducted by Matt Friesl, page 28

4.   We note your response to prior comment 8. Although you refer to Mr. Friesl's "previous qualifications" and "cost effective services," please revise to describe the method of his selection. See Item 1015(b)(3) of Regulation M-A.

        You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (312) 277-6486
        David J. Kaufman, Esq.
        Duane Morris LLP